================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

                             TENDER OFFER STATEMENT
    under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

                            CENTERPOINT ENERGY, INC.
                       (Name of Subject Company (issuer))

                            CENTERPOINT ENERGY, INC.
                       (Names of Filing Persons (offeror))

                     3.75% CONVERTIBLE SENIOR NOTES DUE 2023
                         (Title of Class of Securities)

                           15189T AA 5 AND 15189T AC 1
                      (CUSIP Number of Class of Securities)

                                 RUFUS S. SCOTT
                     VICE PRESIDENT, DEPUTY GENERAL COUNSEL
                        AND ASSISTANT CORPORATE SECRETARY
                                 1111 LOUISIANA
                              HOUSTON, TEXAS 77002
                                 (713) 207-1111
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)

                                   Copies to:
      GERALD M. SPEDALE                              STEVEN R. LOESHELLE
      BAKER BOTTS L.L.P.                             DEWEY BALLANTINE LLP
910 LOUISIANA, ONE SHELL PLAZA                   1301 AVENUE OF THE AMERICAS
 HOUSTON, TEXAS 77002-4995                        NEW YORK, NEW YORK 10019
      (713) 229-1234                                  (212) 259-6160

                            CALCULATION OF FILING FEE

------------------------------------------------------------------------------------------------------------------------------------
                 TRANSACTION VALUATION (a)                                     AMOUNT OF FILING FEE
------------------------------------------------------------------------------------------------------------------------------------
                       $660,675,000                                                  $77,762
------------------------------------------------------------------------------------------------------------------------------------

 (a) Estimated solely for the purpose of determining the registration fee, and calculated based on the average of the high and low prices for the issuer's 3.75% Convertible Senior Notes due 2023 in secondary market transactions from February 28, 2005 through March 4, 2005, as reported to the issuer, reduced by an exchange fee of $1.50 for each $1,000 principal amount at maturity. The filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $117.70 for each $1,000,000 of the value of the transaction.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                                       Amount Previously Paid:  $77,762                 Filing Party:  CenterPoint Energy, Inc.

                                       Form or Registration No.:  Form S-4 (333-
                                       123182)                                          Date Filed:  March 8, 2005

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[ ]    third-party tender offer subject to Rule 14d-1.
[x]    issuer tender offer subject to Rule 13e-4.
[ ]    going-private transaction subject to Rule 13e-3.
[ ]    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

This Issuer Tender Offer Statement on Schedule TO relates to the offer by CenterPoint Energy, Inc. (the "Company") to exchange $1,000 original principal amount of its 3.75% Convertible Senior Notes, Series B due 2023 (the "New Notes") and an exchange fee of $1.50 for each $1,000 original principal amount of validly tendered and accepted outstanding 3.75% Convertible Senior Notes due 2023 of the Company (the "Old Notes") upon the terms and conditions contained in the prospectus issued July 19, 2005 (as may be amended and supplemented from time to time, the "Prospectus") and the related Letter of Transmittal, which are parts of the Company's Registration Statement on Form S-4 (File No. 333-123182), originally filed with the SEC on March 8, 2005 (as may be supplemented and amended, the "Registration Statement") and are incorporated by reference herein.

This Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

ITEM 1.  SUMMARY TERM SHEET.

The information under the heading "Summary" in the Prospectus is incorporated herein by reference in answer to Item 1 of this Schedule TO.

ITEM 2.  SUBJECT COMPANY INFORMATION.

         (a) Name and Address. The name of the issuer of the New Notes is CenterPoint Energy, Inc. The address of the Company's principal executive offices is 1111 Louisiana, Houston, Texas 77002. The Company's telephone number at these offices is (713) 207-1111.

         (b) Securities. This Schedule TO relates to the offer by the Company to exchange $1,000 original principal amount of its New Notes and an exchange fee of $1.50 for each $1,000 original principal amount of validly tendered and accepted outstanding Old Notes. The information set forth under the headings "Summary -- Material Differences Between the Old Notes and the New Notes" and "Description of the New Notes" in the Prospectus is incorporated herein by reference in answer to Item 2 of this Schedule TO. As of July 19, 2005, there was $575,000,000 aggregate principal amount of Old Notes outstanding.

         (c) Trading Market and Price. The Old Notes which have not been sold pursuant to the Company's resale Registration Statement on Form S-3 (No. 333-110348) are eligible for trading on the PORTAL market. The Old Notes which have been transferred under the resale registration statement are traded in the over-the-counter market. Set forth below are the high and low sales prices for the Old Notes based on each $1,000 original principal amount for each quarterly period for the fiscal quarters ended on June 30, 2005, March 31, 2005, December 31, 2004, September 30, 2004, June 30, 2004, March 31, 2004, December 31, 2003,
September 30, 2003 and June 30, 2003. The Old Notes were issued on May 17, 2003.

                                                                HIGH            LOW
YEAR ENDING ON DECEMBER 31, 2005
2nd Quarter                                                     $120.06         $110.89
1st Quarter                                                     $118.14         $110.19
YEAR ENDED ON DECEMBER 31, 2004
4th Quarter                                                     $114.91         $109.90
3rd Quarter                                                     $119.01         $108.39
2nd Quarter                                                     $116.66         $107.95
1st Quarter                                                     $113.77         $106.49
YEAR ENDED ON DECEMBER 31, 2003
4th Quarter                                                     $108.44         $102.52
3rd Quarter                                                     $104.40          $94.07
2nd Quarter*                                                    $114.14         $105.12

           -------------------

           *From issuance on May 17, 2003

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

         (a) Name and Address. This is an issuer tender offer. The information set forth in Item 2(a) above is incorporated herein by reference in answer to
Item 3 of this Schedule TO. The Company is the filing person. The names of the Company's executive officers and directors are:

----------------------------------------------------------------------------------------------------------------------
Executive Officers
---------------------------------- -----------------------------------------------------------------------------------
David M. McClanahan                President, Chief Executive Officer and Director
---------------------------------- -----------------------------------------------------------------------------------
Gary L. Whitlock                   Executive Vice President and Chief Financial Officer
---------------------------------- -----------------------------------------------------------------------------------
Scott E. Rozzell                   Executive Vice President, General Counsel and Corporate Secretary
---------------------------------- -----------------------------------------------------------------------------------
James S. Brian                     Senior Vice President and Chief Accounting Officer
---------------------------------- -----------------------------------------------------------------------------------
Byron R. Kelley                    Senior Vice President and Group President Pipelines and Field Services
---------------------------------- -----------------------------------------------------------------------------------
Thomas R. Standish                 Senior Vice President and Group President Houston Electric & Information Technology
---------------------------------- -----------------------------------------------------------------------------------
---------------------------------- -----------------------------------------------------------------------------------
Directors
---------------------------------- -----------------------------------------------------------------------------------
Milton Carroll, Chairman of the
Board
---------------------------------- -----------------------------------------------------------------------------------
Donald R. Campbell
---------------------------------- -----------------------------------------------------------------------------------
John T. Cater
---------------------------------- -----------------------------------------------------------------------------------
Derrill Cody
---------------------------------- -----------------------------------------------------------------------------------
O. Holcombe Crosswell
---------------------------------- -----------------------------------------------------------------------------------
Janiece M. Longoria
---------------------------------- -----------------------------------------------------------------------------------
Thomas F. Madison
---------------------------------- -----------------------------------------------------------------------------------
Robert T. O'Connell
---------------------------------- -----------------------------------------------------------------------------------
Michael E. Shannon
---------------------------------- -----------------------------------------------------------------------------------
Peter S. Wareing
---------------------------------- -----------------------------------------------------------------------------------

The business address of each of the Company's executive officers and directors is c/o CenterPoint Energy, Inc., 1111 Louisiana, Houston, Texas 77002, and each such person's telephone number at such address is (713) 207-1111.

ITEM 4.  TERMS OF THE TRANSACTION.

      (a)      Material Terms.

               (1)      Tender offers.

               (i)-(viii), (x)-(xii) The information under the headings "Summary -- The Exchange Offer," "Summary -- Material Differences Between the Old Notes and the New Notes," "The Exchange Offer," "Description of the New Notes," "Description of Capital Stock" and "Material United States Federal Income Tax Consequences" in the Prospectus is incorporated herein by reference in answer to Item 4 of this Schedule TO.

               (ix)    Not applicable.

               (2)      Mergers or Similar Transactions.  Not applicable.

      (b) Purchases. To the best knowledge of the Company, no Old Notes are to be purchased from any officer, director or affiliate of the Company.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

      (e)      Agreements Involving Subject Company Securities.  Not applicable.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

      (a) Purposes. The information set forth under the heading "Summary -- The Exchange Offer -- Purpose of the Exchange Offer" in the Prospectus is incorporated herein by reference in answer to Item 6 of this Schedule TO.

      (b) Use of Securities Acquired. Any Old Notes submitted for exchange will be cancelled and retired.

      (c)      Plans.  Not applicable.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information in the Prospectus under the heading "Summary -- The Exchange Offer -- The Exchange Offer and Exchange Fee" is incorporated herein by reference in answer to Item 7 of this Schedule TO.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

      (a) Securities Ownership. To the best knowledge of the Company, no Old Notes are beneficially owned by any person whose ownership would be required to be disclosed by this item.

      (b) Securities Transactions. To the best knowledge of the Company, none of the persons referenced in this item have engaged in any transactions in the Old Notes during the 60 days preceding the date of this Schedule TO.

ITEM 9.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

      (a) Solicitations or Recommendations. The information under the headings "The Exchange Offer -- Other Fees and Expenses," "The Exchange Offer -- Exchange Agent," "The Exchange Offer -- Information Agent" and "The Exchange Offer -- Dealer Manager" in the Prospectus is incorporated herein by reference in answer to Item 9 of this Schedule TO.

ITEM 10.  FINANCIAL STATEMENTS.

      (a)      Financial information.

               (1) The information on pages 68 through 128 in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004 ("2004 Form 10-K") is incorporated herein by reference.

               (2) The information on pages 1 through 26 in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 is incorporated herein by reference.

               (3) The information in the Prospectus under the heading "Ratio of Earnings to Fixed Charges" and in Exhibit 12 to the 2004 Form 10-K and
Exhibit 12.2 to the Registration Statement is incorporated herein by reference.

               (4)      At March 31, 2005, the book value per share was $3.67.

Copies of the financial statements incorporated herein by reference pursuant to clauses (1) and (2) of this Item 10(a) can be obtained as provided in the section of the Prospectus captioned "Where You Can Find More Information." Such section is incorporated herein by reference.

      (b) Pro forma information.  Not applicable.

ITEM 11.   ADDITIONAL INFORMATION.

      (a)      Agreements, Regulatory Requirements and Legal Proceedings.

      (1)      Not applicable.

      (2) The only regulatory requirements that must be met are those imposed by applicable securities laws.

      (3)      Not applicable.

      (4)      Not applicable.

      (5)      None.

      (b)      Other Material Information.  Not applicable.

ITEM 12.   EXHIBITS.

------------------------------------------------------------------------------------------------------------------------------------
     EXHIBIT NO.                                                  DESCRIPTION

----------------------- ------------------------------------------------------------------------------------------------------------
      (a)(1)(i)         Prospectus dated July 19, 2005 (incorporated by reference to the Prospectus dated July 19, 2005 filed pursuant to Rule 424(b)(3) of the Securities Act of 1933, as amended).

----------------------- ------------------------------------------------------------------------------------------------------------
     (a )(1)(ii)        Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement).

----------------------- ------------------------------------------------------------------------------------------------------------
     (a)(1)(iii)        Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 of the Registration
                        Statement).

----------------------- ------------------------------------------------------------------------------------------------------------
     (a)(1)(iv)         Letter to Depository Trust Company Participants (incorporated by reference to Exhibit 99.3 of the
                        Registration Statement).
----------------------- ------------------------------------------------------------------------------------------------------------
      (a )(1)(v)        Letter to Clients (incorporated by reference to Exhibit 99.4 of the Registration Statement).

----------------------- ------------------------------------------------------------------------------------------------------------
     (a )(1)(vi)        Press Release dated July 19, 2005 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed July 19, 2005).
----------------------- ------------------------------------------------------------------------------------------------------------
       (a )(2)          None.

----------------------- ------------------------------------------------------------------------------------------------------------
       (a )(3)          None.

----------------------- ------------------------------------------------------------------------------------------------------------
       (a )(4)          Prospectus dated July 19, 2005 (incorporated by reference to the Prospectus dated July 19, 2005 filed pursuant to Rule 424(b)(3) of the Securities Act of 1933, as amended).

----------------------- ------------------------------------------------------------------------------------------------------------
       (a )(5)          None.

----------------------- ------------------------------------------------------------------------------------------------------------
         (b )           $1,000,000,000 Credit Agreement dated as of March 7, 2005 among CenterPoint Energy, Inc. and the banks named therein (incorporated by reference to Exhibit 4.1 to the Company's Current
                        Report on Form 8-K filed on March 11, 2005).

----------------------- ------------------------------------------------------------------------------------------------------------
         (d )           None.

----------------------- ------------------------------------------------------------------------------------------------------------
         (g )           None.

----------------------- ------------------------------------------------------------------------------------------------------------
         (h )           Tax Opinion of Baker Botts L.L.P. (incorporated by reference to Exhibit 8.1 of the Registration
                        Statement).

------------------------------------------------------------------------------------------------------------------------------------

ITEM 13.   INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 19, 2005

                                        CENTERPOINT ENERGY, INC.


                                        By: /s/ James S. Brian
                                            ------------------------------------
                                            Name:  James S. Brian
                                            Title:  Senior Vice President and
                                                   Chief Accounting Officer